07027804

ZURICH®

SUPPL

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 01 2007
WASH. D.C.
182

Your reference File No. 82-5089
Our reference MS/jp
Date October 31, 2007

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (44) 625 28 51
Dir. fax +41 (44) 625 08 51
Marianne.Stuck@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following news release:

- "Zurich acquires Real Garant Versicherung AG in Germany"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Stuck

Marianne Stuck
Legal Adviser

Enclosure

PROCESSED
NOV 08 2007
THOMSON
FINANCIAL

11/7

46674-0708

News Release

ZURICH®

Zurich acquires Real Garant Versicherung AG in Germany

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, October 31, 2007 – Zurich Financial Services Group (Zurich) today announced that its subsidiary Zürich Beteiligungs-AG (Deutschland) has signed an agreement to acquire car warranty insurer Real Garant Versicherung AG (Real Garant). Under the agreement, Zurich will buy Real Garant from ADAC-Schutzbrief Versicherungs-AG with retroactive effect as of January 1, 2007. The parties have agreed not to disclose the purchase price. Subject to the approval of the relevant antitrust authorities, the transaction is expected to close in the fourth quarter 2007. The German financial supervisory authority BaFin has already given its approval.

Real Garant is one of the leading providers of car warranty insurance in Germany with a market share of about 20% and a premium volume of EUR 45 million in 2006. The premium volume of this market segment in Germany is about EUR 225 million. Real Garant, headquartered near Stuttgart, offers warranty insurance coverage for new and second hand cars. It has 76 employees and its policies are mainly distributed through a network of approximately 4.000 car dealers. Besides its major market Germany, Real Garant is also present in Belgium, Austria and Spain.

Annette Court, Zurich's CEO Europe General Insurance, said: „In line with our profitable growth strategy this acquisition expands our market presence in motor insurance and ideally complements our product range in an attractive specialty market. Combining Real Garant's successful business model with our established The Zurich Way best-practice approaches will allow us to progressively expand into other markets and thus better serve our car insurance customers throughout Europe.“

ZURICH®

Note to editors:

The acquisition of Real Garant represents the fifth bolt-on acquisition of Europe General Insurance within the last 10 months. This is in line with the Group's strategy to achieve profitable growth both organically and through tactical bolt-on acquisitions by expanding its customer, product and distribution capabilities. Acquisitions included:

- Spain: ACC Seguros y Reaseguros de Daños, S.A., a leading surety writer in Spain (December 2006)
- United Kingdom: Endsleigh Limited, an insurance intermediary in the UK (December 2006)
- Russia: OOO NASTA Insurance Company, a leading personal lines insurer (April 2007)
- Ireland: Wrightway Underwriting Limited, one of the most successful independent underwriting agencies in Ireland (September 2007)

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

END